Law Offices of Steven C. Root
151 Job Seamans Acres
New London, N.H. 03257
Telephone: (603) 526-4770
Fax: (603) 526-4775
email: sroot@tds.net

VIA EDGAR -- CORRES

September 21, 2007

Tim Buchmiller, Esq.
Senior Attorney
Division of Corporation Finance,
United States Securities and Exchange Commission,
100 F Street, N.E.
Washington, D.C. 20549

Re: Sierra Health Services, Inc.
Annual Report on Form 10-K/A
Filed April 30, 2007
File No. 001-08865                 _

Dear Tim:

This is a follow-up to our conversation this morning.  As I mentioned, I serve as outside counsel to Sierra Health Services, Inc. ("Sierra") in connection with compensation disclosures and related matter.  This letter is to confirm our discussion regarding Sierra's response to the comment letter dated August 21, 2007 from the staff of the Securities and Exchange Commission to Sierra, concerning Sierra's Annual Report on Form 10-K/A referenced above.

As we discussed, Sierra has asked members of the Compensation Committee of the Board of Directors to review its response to the staff's comment letter.  Their review will be completed early next week, and Sierra will be able to file its response to your comment letter by Wednesday, September 26, 2007.

Thank you for your assistance in this matter.  Please call me at (603) 526-4770 if you have any questions or concerns.

Very truly yours,

/s/ Steven C. Root
Steven C. Root

cc:	Frank E. Collins, Senior Executive Vice President – Legal and Administration, and Secretary, Sierra Health Services, Inc.